UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(AmDraft and revise share purchase agreement and related documents;endment No. 1) *

Immune Network Ltd.

(Name of Issuer)

Common Shares

(Title of Class of Securities)

452025 30 8

(CUSIP Number)

Hugh Wynne-Edwards

2030 27th Street

West Vancouver, B.C. V7Y 4L4

Tel: (604) 926-1191

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copy to:

Christopher Gora

Farris, Vaughan, Wills & Murphy

26th Floor, Pacific Center South

700 West Georgia Street

Vancouver, B.C. V7Y 1B3
Tel: (604) 684-9151
Fax: (604) 661-9349

July 12, 2002

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 452025 30 0 Page 2 of 10

1. NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). N/A Hugh Wynne-Edwards
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [X] (b)
3. SEC USE ONLY
4. SOURCE OF FUNDS (SEE INSTRUCTIONS): PF
5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E): [ ]
6. CITIZENSHIP OR PLACE OF ORGANIZATION: Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER: 23,001
8. SHARED VOTING POWER: 6,964,480(1)
9. SOLE DISPOSITIVE POWER: 23,001
10. SHARED DISPOSITIVE POWER: 6,964,480(1)
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 6,987,481(2)
12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): [ ]
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.27%
14. TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN
  Represents shares owned by Terracy, Inc., a company wholly controlled by Mr. Wynne-Edwards for which he serves as President and a Director.
  Includes shares owned by Terracy, Inc.

CUSIP No. 452025 30 0 Page 3 of 10

1. NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Terracy, Inc.
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [X] (b)
3. SEC USE ONLY
4. SOURCE OF FUNDS (SEE INSTRUCTIONS): PF
CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E): [ ]
6. CITIZENSHIP OR PLACE OF ORGANIZATION: Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER: 6,964,480
8. SHARED VOTING POWER: 0
9. SOLE DISPOSITIVE POWER: 6,964,480
10. SHARED DISPOSITIVE POWER: 0
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 6,964,480
12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): [ ]
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.16%
14. TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): CO

This Amendment No. 1 ("Amendment No. 1") amends and supplements the Statement on Schedule 13D (the "Schedule 13D") filed on February 27, 2002 by Mr. Hugh Wynne-Edwards and Terracy, Inc., a corporation controlled by Mr. Wynne-Edwards (collectively, the "Reporting Persons").

Amendment No. 1 is reporting, as described in more detail under Item 5, certain sales of the Issuer's common shares by Mr. Wynne-Edwards or Terracy, Inc.

On July 26, 2002, the Issuer effected a ten for one share consolidation. Unless otherwise noted, reference to Common Shares of the Issuer take into effect the share consolidation.

ITEM 1. SECURITY AND ISSUER

This Statement relates to Common Shares without par value of Immune Network Ltd. (the "Issuer"). The principal executive offices of the Issuer are located at 3650 Wesbrook Mall, Vancouver, British Columbia, Canada V6S 2L2.

ITEM 2. IDENTITY AND BACKGROUND

(a) Name: Hugh Wynne-Edwards

(b) Residence or business address: 2030 27th Street, West Vancouver, British Columbia, Canada V7V 4L4

(c) Mr. Wynne-Edwards is an officer and controlling shareholder of Terracy Inc. and became a director of the Issuer on June 2, 1989.

(d) During the last five years, neither Mr. Wynne-Edwards nor Terracy Inc. has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanours).

(e) During the last five years, neither Mr. Wynne-Edwards nor Terracy Inc. were parties to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Wynne-Edwards is a citizen of Canada.

(g) Terracy Inc. is a Canadian corporation incorporated under the Canada Business Corporations Act and is wholly controlled by Mr. Wynne-Edwards.

(h) Address for Terracy: 26th Floor, 700 West Georgia Street, Vancouver, British Columbia, Canada V7Y 1B3

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Of the 6,987,481 Common Shares of the Issuer acquired by Mr. Wynne-Edwards and Terracy, Inc. in the transaction giving rise to the obligation to file the original report, 23,001 Common Shares of the Issuer are owned directly by Mr. Wynne-Edwards, and 6,964,480 Common Shares of the Issuer are owned by Terracy Inc., a company wholly controlled by Mr. Wynne-Edwards.

Of the 6,987,481 Common Shares of the Issuer directly and indirectly acquired by Mr. Wynne-Edwards, 6,900,480 Common Shares were issued to him without the payment of any additional consideration upon conversion of 4,013,333 Class A convertible preferred shares in the Issuer on February 11, 2002. Mr. Wynne-Edwards had directly and indirectly (though Terracy Inc.) acquired the Class A convertible preferred shares and 401,333 (4,013,333 pre-consolidation) Common Shares of the Issuer on August 18, 2000, in consideration for his beneficial interest in B.C. Research Inc. ("BCR"), in connection with the Issuer's successful exempt takeover bid for approximately 66% of the issued and outstanding common shares of BCR.

ITEM 4. PURPOSE OF TRANSACTION

On August 18, 2000, Mr. Wynne-Edwards acquired 401,333 Common Shares and 4,013,333 Class A convertible preferred shares in the Issuer both directly and indirectly through Terracy Inc. Following the conversion of the Class A convertible preferred shares in the Issuer on February 11, 2002, which transaction gave rise to the obligation to file the original report, Mr. Wynne-Edwards beneficially owned a total of 6,987,481 Common Shares in the Issuer, of which 23,001 Common Shares were owned directly by Mr. Wynne-Edwards and 6,964,480 Common Shares were owned indirectly by Terracy Inc.

Since February 25, 2002, the filing date of the original report, Terracy Inc. has sold 114,000 Common Shares of the Issuer through a broker-dealer for an average price per share of $0.011, and intends to continue selling Common Shares owned and/or controlled by him. At present, the reporting Persons do not contemplate purchasing any additional shares in the Issuer. However, the Reporting Persons will continue to reevaluate his ownership and may purchase Common Shares in the future.

The Reporting Persons will continue to evaluate their ownership and voting position in the Issuer and subject to and depending upon availability of prices they deem favorable, intends to dispose of Common Shares from time to time in the open market or in privately negotiated transactions with third parties.

a. Subject to on going evaluation, the Reporting Persons have no current plans or proposals, which relate to or would result in any of the following:

(i) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(ii) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(iii) Any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

(iv) Any material change in the present capitalization or dividend policy of the Issuer;

(v) Any other material change in the Issuer's business or corporate structure;

(vi) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(vii) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(viii) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or

(ix) Any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) The aggregate number and percentage of Issuer Common Shares beneficially owned by Hugh Wynne-Edwards are 6,795,480 and 35%, respectively.

(b) See Items 1 through 4 of this Schedule 13D.

(c) Mr. Wynne-Edwards sold Common Shares of the Issuer as follows:

March 6, 2002, 100,000 Common Shares (pre-consolidation) at $.014 per share through a registered broker-dealer.

March 6, 2002, 100,000 Common Shares (pre-consolidation) at $0.015 per share through a registered broker-dealer.

May 9, 2002, 50,000 Common Shares (pre-consolidation) at $0.017 per share through a registered broker-dealer.

May 16, 2002, 150,000 Common Shares (pre-consolidation) at $0.015 per share through a registered broker-dealer.

May 17, 2002, 50,000 Common Shares (pre-consolidation) at $0.012 per share through a registered broker-dealer.

May 23, 2002, 50,000 Common Shares (pre-consolidation) at $0.010 per share through a registered broker-dealer.

May 29, 2002, 50,000 Common Shares (pre-consolidation) at $0.011 per share through a registered broker-dealer.

June 5, 2002, 50,000 Common Shares (pre-consolidation) at $0.011 per share through a registered broker-dealer.

June 14, 2002, 50,000 Common Shares (pre-consolidation) at $0.010 per share through a registered broker-dealer.

June 19, 2002, 100,000 Common Shares (pre-consolidation) at $0.009 per share through a registered broker-dealer.

June 24, 2002, 50,000 Common Shares (pre-consolidation) at $0.0105 per share through a registered broker-dealer.

June 27, 2002, 40,000 Common Shares (pre-consolidation) at $0.010 per share through a registered broker-dealer.

July 11, 2002, 200,000 Common Shares (pre-consolidation) at $0.009 per share through a registered broker-dealer.

July 12, 2002, 100,000 Common Shares (pre-consolidation) at $0.008 per share through a registered broker-dealer.

(d) N/A

(e) N/A

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Except as set forth above or set forth in the exhibits, there are no contracts, arrangements, understandings, or relationships between Reporting Persons and any other person with respect to any securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

A. Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:

/s/ Hugh Wynne-Edwards

Hugh Wynne-Edwards

Terracy, Inc.

/s/ Hugh Wynne-Edwards

Hugh Wynne-Edwards, President

INDEX OF EXHIBITS

Exhibit No. Description

A Joint Filing Agreement

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned agree that the foregoing Statement of Schedule 13D is being filed with the Securities and Exchange Commission on behalf of each of the undersigned pursuant to Rule 13d-1(k).

Dated:

/s/ Hugh Wynne-Edwards

Hugh Wynne-Edwards

Terracy, Inc.

/s/ Hugh Wynne-Edwards

Hugh Wynne-Edwards, President